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                                          Filed By: Jupiter Media Metrix, Inc.
                                          pursuant to Rule 425 under the
                                          Securities Act of 1933, as amended,
                                          and deemed filed pursuant to Rule
                                          14a-12 under the Securities Exchange
                                          Act of 1934, as amended.

                                          Subject Company: Jupiter Media Metrix,
                                          Inc. Commission File No: 000-25943

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
  For Immediate Release
  NetRatings, Inc.                         Investors: Jennifer Cohn                 (650) 470-4226
                                           Media: Jennifer Fan                      (408) 941-2951
  Jupiter Media Metrix, Inc.               Susan Hickey                             (917) 534-6479
  ACNielsen eRatings.com                   Rich Myers                               (203) 961-3324
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            NETRATINGS' PENDING ACQUISITION OF JUPITER MEDIA METRIX
                 SUBJECT TO REQUEST FOR ADDITIONAL INFORMATION
                           UNDER U.S. ANTITRUST LAWS

MILPITAS, CALIF. AND NEW YORK, NY-December 7, 2001-NetRatings, Inc. (Nasdaq:
NTRT), a fast growing Internet audience measurement and analysis firm, and Jupiter Media Metrix, Inc. (Nasdaq: JMXI), a global provider of Internet and new technology analysis and research, jointly announced today that they have received a request for additional information (commonly known as a 'second request') pertaining to the pending acquisition of Jupiter Media Metrix by NetRatings, from the Federal Trade Commission, the U.S. governmental entity responsible for antitrust review of the acquisition.

The waiting period applicable to the pending acquisition under the U.S. Hart-Scott-Rodino Antitrust Improvements Act will therefore now expire, unless terminated earlier by the FTC, 30 days after substantial compliance with the request for additional information. The companies intend to work diligently to respond to this request for additional information as promptly as practicable. Subject to completion of the Hart-Scott-Rodino process and satisfaction of other customary closing conditions contained in the definitive merger agreement, including Jupiter Media Metrix stockholder approval, the companies anticipate the acquisition will close in the first quarter of 2002.

JUPITER MEDIA METRIX ACQUISITION

On October 25, 2001, the companies jointly announced that NetRatings agreed to purchase Jupiter Media Metrix for $1.95 per Jupiter Media Metrix share (subject to adjustment) in a combination of cash and shares of NetRatings common stock.

In the transaction, which will be taxable to Jupiter Media Metrix stockholders, those stockholders may elect to receive 0.1490 NetRatings shares or $1.95 in cash in exchange for each Jupiter Media Metrix share. The price per Jupiter Media Metrix share is subject to possible reduction to reflect any drawdowns by Jupiter Media Metrix under a loan agreement the companies entered into in connection with the acquisition, as well as certain expenditures by Jupiter Media Metrix in excess of $5 million to terminate various international joint ventures. The merger agreement provides that no more than 50 percent nor less than 30 percent of the aggregate transaction consideration will be paid in cash.

Additional information regarding the terms of the acquisition is contained in a registration statement on Form S-4, which NetRatings filed with the Securities and Exchange Commission on November 21, 2001. The companies anticipate that the proxy statement/prospectus regarding the transaction will be mailed to Jupiter Media Metrix' stockholders as soon as HSR clearance has been obtained.

ACQUISITION OF ACNIELSEN ERATINGS.COM

On October 25, 2001 NetRatings also announced that it had agreed to purchase the
80.1 percent of ACNielsen eRatings.com that it does not currently own for approximately $16.4 million in a non-taxable transaction in which NetRatings will issue 1,256,000 shares. ACNielsen eRatings.com, an Internet audience measurement company with operations outside the United States, is a joint venture 80.1 percent owned by ACNielsen and 19.9 percent owned by NetRatings. This transaction will allow NetRatings to streamline its international operations and consolidate its services under a global brand. The ACNielsen eRatings transaction is subject to customary closing conditions as well as completion of the Jupiter Media Metrix acquisition.
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ABOUT NETRATINGS, INC.

NetRatings, Inc. (www.netratings.com) is a leading provider of Internet audience measurement information and analysis. Its technology driven products and services enable customers to make informed business-critical decisions regarding their Internet media and commerce strategies. NetRatings has strategic relationships with both Nielsen Media Research, the leading source of television audience measurement and related services in the U.S. and Canada, and ACNielsen, a leading provider of market research information and analysis to the consumer products and services industries. Worldwide, NetRatings services measure the Internet experiences of more than 225,000 Internet users in 29 countries.

ABOUT JUPITER MEDIA METRIX

Jupiter Media Metrix is a global provider of innovative and comprehensive research and measurement products and services that analyze the impact of the Internet and new technologies on commerce and marketing. Jupiter Media Metrix' services include Media Metrix, Jupiter Research, AdRelevance, Jupiter Events and Site Measurement. Media Metrix offers clients a broad range of products and services that collect audience data and measure new media usage on the Internet and other digital media. Jupiter Research provides business-to-business and business-to-consumer clients with strategic analysis and insights, including industry trends, forecasts and best practices, all backed by proprietary data. AdRelevance specializes in the automated retrieval and delivery of online advertising data. Jupiter Events hosts conferences focusing on the global digital economy. Site Measurement delivers continuous, in-depth analysis of traffic on a client's website. The Company is headquartered in New York City and operates worldwide, across the Americas, Asia Pacific and Europe (as Jupiter
MMXI).

ABOUT ACNIELSEN ERATINGS.COM

ACNielsen eRatings.com is a joint venture between ACNielsen and NetRatings. Through the Nielsen/NetRatings service, ACNielsen eRatings.com is the first global service for tracking audiences, advertising and user activity on the Internet in more than 29 countries worldwide.

ABOUT ACNIELSEN

ACNielsen, a VNU company, has 21,000 employees worldwide and is the world's leading market research firm, offering measurement and analysis of marketplace dynamics, consumer attitudes and behavior, and new and traditional media in more than 100 countries. ACNielsen's clients include leading consumer product manufacturers and retailers, service firms, media and entertainment companies and the Internet community.

CAUTION REQUIRED BY CERTAIN SEC RULES

In connection with the NetRatings/Jupiter Media Metrix transaction, on November 21, 2001, NetRatings filed with the SEC a registration statement on Form S-4 containing a preliminary prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders. The preliminary prospectus also constitutes Jupiter Media Metrix' preliminary proxy statement for the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents because they will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203, or jennifer@stapleton.com, and to Investor Relations for Jupiter Media Metrix, at 212-780-6060, or investor@jmm.com.

NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction.

Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above. Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in Jupiter Media Metrix' proxy statement dated April 13, 2001 relating to its 2001 annual meeting of stockholders and in the registration statement on Form S-4 referred to in the preceding paragraph, available free of charge from the SEC and Jupiter Media Metrix as indicated above.
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SAFE HARBOR STATEMENT

This press release contains statements that may constitute forward-looking statements pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected. The potential risks and uncertainties include, among others:
       - Risks associated with the conditions to the closing of the Jupiter Media Metrix and ACNielsen eRatings.com transactions and the possibility that these conditions might not be met as to either or both of the transactions

       - Risks associated with the successful integration of the acquired businesses and the realization of the anticipated benefits of the two transactions

       - Risks associated with the rapidly evolving market for the Company's products

       - The increasing competitive market for Internet audience measurement and analytical services

       - Risks related to the growth of online advertising

       - The combined company's ability to manage international expansion and significant growth in the future

       - The combined company's dependence on ACNielsen in connection with international operations in the event that the ACNielsen eRatings.com transaction is not completed

       - Uncertainties about future costs of building and maintaining our audience measurement panels

Additional information about potential factors that may affect NetRatings' business and financial results is included in its annual report on Form 10K for the year ended December 31, 2000 and its quarterly report on form 10Q for the three month period ended September 30, 2001 including, without limitation, under the captions 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Factors That May Affect Our Performance.' Additional information about potential factors that may affect NetRatings' and the combined company's business and financial results is included in the registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders filed by NetRatings on November 21, 2001 including, without limitation under the caption 'Risk Factors'. Each of these documents is on file with the SEC and is available free of charge, in the manner described above. NetRatings does not undertake to update any forward-looking statement that may be made from time to time by it or on behalf of NetRatings.

For additional information about the risks that may affect Jupiter Media Metrix' future business and financial results, refer to the company's Annual Report on Form 10-K for the year ended December 31, 2000, which was filed with the SEC on April 2, 2001, the company's quarterly reports on Form 10-Q and the registration statement on Form S-4 referred to in the preceding paragraph that are filed with the SEC. Jupiter Media Metrix undertakes no obligation to update any forward-looking statement that may be made from time to time by or on behalf of Jupiter Media Metrix, whether as a result of new information, future events or otherwise.